UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                   (Under the Securities Exchange Act of 1934
                              (Amendment No. __)*


                              A.C.T. Holdings, Inc.
                  --------------------------------------------
                                (Name of Issuer)


                                  Common Stock
              ----------------------------------------------------
                         (Title of Class of Securities)


                                    00088R105
                            ------------------------
                                 (CUSIP Number)


                                January 31, 2005
              ----------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

[ ]      Rule 13d-1(b)
[X]      Rule 13d-1(c)
[ ]      Rule 13d-1(d)

                                  SCHEDULE 13G
-----------------------------
CUSIP No.  00088R105
-----------------------------
===========================================================================
Name of Reporting Persons (entities only).
I.R.S. Identification Nos. of Above Persons
Anthem/CIC Ventures Fund, LP
95-4889366
---------------------------------------------------------------------------
2  Check the Appropriate Box if a Member of a Group (See Instructions)
                (a)  [x]       (b)  [ ]
---------------------------------------------------------------------------
3  SEC Use Only
---------------------------------------------------------------------------
4  Citizenship or Place of Organization
   Delaware/United States of America
--------------------------------------------------------------------------
Number of Shares        5  Sole Voting Power
Beneficially Owned by                   0
Each Reporting Person
With
                        -------------------------------------------------------
                        6  Shared Voting Power
                                        4,099,336
                        -------------------------------------------------------
                        7  Sole Dispositive Power
                                        0
                        -------------------------------------------------------
                        8  Shared Dispositive Power
                                        4,099,336
--------------------------------------------------------------------------
9   Aggregate Amount Beneficially Owned By Each Reporting Person
                  4,099,336
---------------------------------------------------------------------------
10  Check if the Aggregate Amount in Row (9) Excludes Certain
                                Shares (See Instructions) [ ]
---------------------------------------------------------------------------
11  Percent of Class Represented by Amount in Row (9)
                  17.1%
---------------------------------------------------------------------------
12  Type of Reporting Person (see Instructions)
         PN
===========================================================================

                                  SCHEDULE 13G
-----------------------------
CUSIP No.  00088R105
-----------------------------
===========================================================================
Name of Reporting Persons (entities only).
I.R.S. Identification Nos. of Above Persons
Anthem/CIC Venture Management, LLC
---------------------------------------------------------------------------
2  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)  [x]                     (b)  [ ]
---------------------------------------------------------------------------
3  SEC Use Only
---------------------------------------------------------------------------
4  Citizenship or Place of Organization
   Delaware/United States of America
--------------------------------------------------------------------------
Number of Shares        5  Sole Voting Power
Beneficially Owned by                   245,141
Each Reporting Person
With
                        ------------------------------------------------------
                        6  Shared Voting Power
                                        4,099,336
                        ------------------------------------------------------
                        7  Sole Dispositive Power
                                        245,141
                        ------------------------------------------------------
                        8  Shared Dispositive Power
                                        4,099,336
--------------------------------------------------------------------------
9   Aggregate Amount Beneficially Owned By Each Reporting Person
         4,344,477
---------------------------------------------------------------------------
10  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
                                (See Instructions) [ ]
---------------------------------------------------------------------------
11  Percent of Class Represented by Amount in Row (9)
                  18.1%
---------------------------------------------------------------------------
12  Type of Reporting Person (see Instructions)
         OO (limited liability company)
===========================================================================

                                  SCHEDULE 13G


Item 1.

                    (a)  Name of Issuer:
                           A.C.T. Holdings, Inc.

                    (b)  Address of Issuer's Principal Executive Office:
                           381 Plantation Street
                           Worcester, MA 01605
Item 2.

                    (a)  Name of Person Filing

                           Anthem/CIC Ventures Fund, LP
                           Anthem/CIC Venture Management, LLC

                    (b) Address of Principal Business Office or, if none, Residence

                           The business address of each filing person is:
                           225 Arizona Avenue, Suite 200
                           Santa Monica, CA 90401

                    (c)  Citizenship

                    Anthem/CIC   Ventures   Fund,  LP  is  a  Delaware   limited
                    partnership.   Anthem/CIC  Venture  Management,  LLC  is  a
                    Delaware limited liability company.

                    (d)  Title of Class of Securities: Common Stock

                    (e)  CUSIP Number: 00088R105

Item 3. If Statement is filed pursuant to Rules 13(d)-1(b) or 13d-2(b), check whether Person Filing is a:

                  Not Applicable.

               (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

               (b)  [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                    78c);

               (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

               (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

               (e)  [   ]   An   investment    adviser   in   accordance    with
                    ss. 240.13d-1(b)(1)(ii)(E);


               (f) [ ] An employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(1)(ii)(F)

               (g) [ ] A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G);

               (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

               (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

               (j)  [ ] Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J).

Item 4.           Ownership

               (a)  Amount Beneficially Owned:

                    Anthem/CIC  Ventures  Fund,  LP is the  owner of  record  of
               2,647,060 shares of the Issuer's common stock and the owner of warrants to purchase 1,452,276 shares of the Issuer's common stock. Anthem/CIC Venture Management, LLC is the owner of record of 116,395 shares of Issuer's common stock and the owner of warrants to purchase 128,746 shares of the Issuer's common stock. Together, the Group Members beneficially own 2,763,455 shares of the Issuer's common stock and warrants to purchase 1,581,022 shares of the Issuer's common stock.

                    Anthem/CIC  Venture  Management,  LLC has the sole power to vote and dispose of the shares owned by it, and may be deemed to share power to vote and dispose of the shares owned of record by Anthem/CIC Ventures Fund, LP.



                  (b)      Percentage of Class:

                           18.1%

                  (c)      Number of shares of which such person has:

                    (i)  Sole power to vote or to direct the vote:

                         Anthem/CIC Ventures Fund, LP - 0

                         Anthem/CIC Venture Management, LLC - 245,141

                    (ii) Shared power to vote or to direct the vote

                                    4,099,336

                    (iii) Sole power to dispose or to direct the disposition of:

                         Anthem/CIC Ventures Fund, LP - 0

                         Anthem/CIC Venture Management, LLC - 245,141

                    (iv) Shared power to dispose or direct the disposition of::

                                    4,099,336



Item 5. Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of Members of the Subsidiary Which Acquired the Securities Being Reported on by the Parent Holding Company.


Not applicable.

Item 8. Identification and Classification of Members of the Group

See Attached Exhibit A - Joint Filing Agreement.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10.  Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 2005

                                 ANTHEM/CIC VENTURES FUND, LP,
                                   a Delaware Limited Partnership
                                 By:   ANTHEM/CIC VENTURE INVESTORS, LLC,
                                          a Delaware Limited Liability Company
                                 Title: General Partner


                                          By:/s/ GREGORY A. BONFIGLIO
                                          Name:  GREGORY A. BONFIGLIO
                                          Title: Member



                                 ANTHEM/CIC VENTURE MANAGEMENT, LLC,
                                    a Delaware Limited Liability Company


                                 By:/s/  GREGORY A. BONFIGLIO
                                  Name:  GREGORY A. BONFIGLIO
                                 Title:  Member

                                    EXHIBIT A
                             JOINT FILING AGREEMENT

     Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Schedule 13G to which this Joint Filing Agreement is being filed as an exhibit shall be a joint statement filed on behalf of each of the undersigned.

Date:  February 11, 2005

            ANTHEM/CIC VENTURES FUND, LP, a Delaware Limited Partnership
            By:   ANTHEM/CIC VENTURE INVESTORS, LLC,
                     a Delaware Limited Liability Company
            Title: General Partner

                     By:/s/ GREGORY A. BONFIGLIO
                     Name:  GREGORY A. BONFIGLIO
                     Title: Member



            ANTHEM/CIC VENTURE MANAGEMENT, LLC, a Delaware Limited Liability Company


            By:/s/  GREGORY A. BONFIGLIO
            Name:  GREGORY A. BONFIGLIO
            Title:  Member